

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-Mail

Mr. Richard Carmichael
Chief Financial Officer
Cougar Oil and Gas Canada Inc.
833 4th Avenue S.W., Suite 1120
Calgary, Alberta T2P3T5
Canada

> **Re:**   **Cougar Oil and Gas Canada Inc.**
> **Form 20-F for the Transition Period Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-53879**

Dear Mr. Carmichael,

We issued comments to you on the above captioned filing on August 22, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 21, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 21, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joanna Lam at 202-551-3476 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief